SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                             YADKIN VALLEY COMPANY
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                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   999-004-104
                   -------------------------------------------
                                 (CUSIP Number)



                               David L. Ward, Jr.
                             William R. Lathan, Jr.
                              Ward and Smith, P.A.
                               1001 College Court
                         New Bern, North Carolina 28562
                       (252) 633-1000; Fax (252) 636-2121
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 29, 1998
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No. 999-004-104                                  Page 2 of 5 Pages
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

------ --------------------------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Lewis R. Holding
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) [ ]
                                                                                                             (b) [ ]

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

       PF
------ --------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                      [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

------ --------------------------------------------------------------------------------------------------------------
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              45,349
      EACH         ------ -------------------------------------------------------------------------------------------
    REPORTING        8    SHARED VOTING POWER
     PERSON
      WITH                2,232
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          45,349
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          2,232
------------------ ------ -------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       47,581

------ --------------------------------------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [ ]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.9%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN

------ --------------------------------------------------------------------------------------------------------------

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

         This Schedule 13D (the "Statement") constitutes the initial filing by Lewis R. Holding, who has been a beneficial owner of more than five percent (5%) of the common stock of Yadkin Valley Company since its incorporation in 1979. Yadkin Valley Company recently became subject to the reporting requirements of the Securities Exchange Act of 1934 and on April 30, 1998, filed its initial registration statement on Form 10-SB. Such registration became effective on June 29, 1998.

Item 1. Security and Issuer.

         This Statement relates to the Common Stock, $1 par value per share (the "Common Stock") of Yadkin Valley Company (the "Issuer"), whose principal executive offices are located at 239 Fayetteville Street Mall, Raleigh, North Carolina 27601.

Item 2. Identity and Background.

         (a)-(c) This Statement is filed by Lewis R. Holding, whose business address is Post Office Box 151, Raleigh, North Carolina 27602, and whose principal occupation is serving as Chairman of the Board of First Citizens BancShares, Inc. and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are located at 3128 Smoketree Court, Raleigh, North Carolina 27604.

         (d) During the last five years, Mr. Holding has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Holding has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Holding is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

         Shares of Common Stock of the Issuer purchased by Mr. Holding and/or members of his immediate family to date were purchased with cash using personal funds. Any shares of Common Stock of the Issuer which may be purchased by Mr. Holding or members of his immediate family following the date of this Statement are expected to be purchased with cash using each such individual's personal funds.

Item 4. Purpose of Transaction.

         The ownership of the Common Stock by Mr. Holding is for investment purposes.

         Mr. Holding may consider purchasing additional shares of the Issuer in the open market or in privately negotiated transactions. Whether Mr. Holding and/or members of his immediate family purchase any additional shares of the Issuer's Common Stock, and the amount and timing of any such purchases, will depend on his continuing assessment of pertinent factors, including without limitation the following: the availability of shares for purchase at particular price levels; the Issuer's business and prospects; other business and investment opportunities available to Mr. Holding;

                                     3 of 5
economic conditions; stock market and money market conditions. Depending upon his assessment of these factors from time to time, Mr. Holding may change his present intentions as stated above, including a possible determination to dispose of some or all of the shares he holds.

         Mr. Holding has no current plans which would result in any of the consequences listed in (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a)-(b) Mr. Holding beneficially owns 49,374 shares of Common Stock, constituting 26.87% of the outstanding Common Stock of the Issuer (based on 183,734 shares outstanding).

         As of the date hereof, the shares listed above as beneficially owned by Lewis R. Holding include 45,349 shares (24.68%) held directly by Mr. Holding, 287 shares (0.16%) held directly by his spouse, 885 shares (0.48%) held in a fiduciary capacity by his spouse for the benefit of an adult child, 12 shares (less than 0.01%) held directly by an adult child, and an aggregate of 2,841 shares (1.55%) held of record by the following entities which Mr. Holding may be deemed to control for beneficial ownership purposes: 1,048 shares (0.57%) held by First Citizens BancShares, Inc., Raleigh, North Carolina (a corporation of which Mr. Holding is Chairman of the Board and a major shareholder), 994 shares (0.54%) held by The Robert P. Holding Foundation, a charitable non-profit foundation of which Mr. Holding serves as a director, and 799 shares (0.43%) held by the Trust Department of First-Citizens Bank & Trust Company in a fiduciary capacity for various third parties, including the First-Citizens Bank & Trust Company pension plan, in which he is a participant.

         Lewis R. Holding exercises sole voting and dispositive power as to 45,349 shares (24.68%); shared voting and dispositive power as to 2,841 shares (1.55%); and also may be deemed to exercise shared voting and dispositive power as to an additional 1,184 shares (0.64%) as to which he disclaims beneficial ownership.

         (c) No transactions have been made by Mr. Holding or members of his immediate family in the Common Stock during the previous sixty (60) days.

         (d) With the exception of the persons and entities who are the holders of record of the shares of Common Stock deemed to be beneficially owned by Mr. Holding, no other person or entity is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described herein, there are no contracts, agreements, arrangements or relationships (legal or otherwise) between Mr. Holding and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.
         None.

                                     4 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




   July 6, 1998                             /s/Lewis R. Holding
   ------------                             --------------------
       Date                                 Lewis R. Holding

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